Exhibit 99.5

NICE Robotic Process Automation and Desktop Analytics Rated a
Market Leader in Product Satisfaction

Customers rate NICE at the top in overall vendor and multiple product satisfaction categories, including perfect scores for process analytics, workflow and alerting, according to a top analyst firm

Hoboken, N.J., December 6, 2017 – NICE (Nasdaq:NICE) today announced that it has been recognized as a market leader in customer satisfaction for its robotic process automation and desktop analytics solutions, according to a new report by DMG Consulting LLC.

DMG, a leading contact center and back-office research and consulting firm, highlighted NICE in its 2017 Robotic Process Automation and Desktop Analytics Product and Market Report as receiving multiple top satisfaction ratings from global customers. This includes a leading score in overall vendor satisfaction and in 10 out of 15 product satisfaction categories, including perfect scores in process analytics, workflow and alerting. Other product satisfaction categories in which NICE was rated at the top were ability to deliver real-time agent guidance, ability to deliver next-best action recommendations, process automation, ability to create and modify business rules, ability to create forms with embedded logic checks, and ease of integration with third-party applications.

The DMG report, which offers insights into vendors, products, functionality and opportunities in the robotic process automation and desktop analytics space, includes a prediction of more than 100% growth in the number of RPA customers per year for the next five years. According to the research firm, this will mean around 3.5 million distinct RPA solutions (robots) in the field by 2021. While “both attended and unattended use cases” will proliferate, the DMG report expects that these two types of automation will ultimately “be combined over time” and artificial intelligence will “be embedded in RPA applications to enhance the level of automation.”

“The digital transformation is driving changes throughout enterprises, impacting the way they market, sell and provide service to their customers and prospects,” said Donna Fluss, President, DMG Consulting. “Companies who are serious about the digital transformation are using this opportunity to re-think and re-imagine the way they conduct business and operate. Desktop analytics and RPA solutions are already making quantifiable contributions to digital transformations, as these tools enable companies to automate activities and provide transparency.”

Miki Migdal, President of the NICE Enterprise Product group, said: “The customer satisfaction results published in the DMG report reflect NICE’s commitment to developing innovative solutions to complex automation challenges, helping companies eliminate human error and resolve issues faster. The combination of attended and unattended robotic automation, along with robust desktop analytics, enables organizations to hand over routine, repetitive tasks to a ‘virtual workforce’ that is also capable of alerting them when human intervention is necessary. And NICE’s natural language processing and text analytics engines provide the cognitive decisioning necessary for providing frontline agents and back office employees context-sensitive next-best-action recommendations in real time. The reduction in error rates, rework and decrease in customer complaints among our clients is testimony to how NICE RPA and analytics solutions are helping reinvent modern customer service.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Miki Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.